SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Nathaniel Energy Corporation
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

632344 10 7
(CUSIP Number)

Gavin C. Grusd, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue, East Meadow, NY 11554
(516) 296-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005
(Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(Continued on following pages)

(Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 632344 10 7	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Strain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,218,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,218,333
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,218,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%

14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

  Richard C. Strain (the “Reporting Person”) is making this statement in reference to shares of common stock, par value $.001 per share (“Common Stock”), of Nathaniel Energy Corporation, a Delaware corporation (“Nathaniel”). The address of Nathaniel’s principal executive offices is 8001 South InterPort Boulevard, Englewood, CO 80112.

Item 2.	Identity and Background.

  The Reporting Person is making this statement pursuant to Rule 13d-1(a).

(a)	Name: Richard C. Strain

(b)	Residence or business address: 417 Manchester Road Poughkeepsie, New York 12603

(c)	The Reporting Person is a stockholder of, and a lender to, Nathaniel. The Reporting Person is a mechanical contractor.
(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Conversion Agreement dated October 3, 2003 between Nathaniel and the Reporting Person, as amended as of May 25, 2005, the Reporting Person had the irrevocable right to acquire 20,000,000 shares of Nathaniel’s Common Stock at the time that the number of shares of Common Stock were authorized and available for issuance. On October 12, 2005, Nathaniel filed an Amendment to its Certificate of Incorporation which, among other things, increased the number of shares of Common Stock authorized for issuance to 200,000,000 shares of Common Stock providing sufficient authorized shares to effectuate the issuance of 20,000,000 shares of Common Stock. Nathaniel advised the Reporting Person that its board of directors authorized the issuance of the 20,000,000 shares of Nathaniel Common Stock to the Reporting Person on October 31, 2005. No other consideration was paid for the shares.

Item 4.	Purpose of Transaction.

See Item 3 above.

Item 5.	Interest in Securities of Nathaniel.

As of the date hereof, the Reporting Person is the direct owner of 49,218,333 shares of common stock of Nathaniel, of which the Reporting Person has sole voting and dispositive power (or in the aggregate, approximately 54.3% of the outstanding Common Stock of Nathaniel).

The Reporting Person has not effected any transactions in the Common Stock of Nathaniel other than as described above, or as described in his previously filed Schedule 13D, as amended.

Item 6.	Contracts, Agreements, Understandings Or Relationships With Respect To Securities Of The Issuer.

See Item 3 above.

Item 7.	Material To Be Filed As Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2005

/s/ Richard C. Strain
Richard C. Strain